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                           [TENNECO INC. LETTERHEAD]

                                  May 29, 2008
VIA FAX (202) 772-9202
AND EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Julie Bell

         Re:      Tenneco Inc.
                  Registration Statement on Form S-4
                  Filed May 14, 2008
                  File No. 333-150909


Ladies and Gentlemen:

         Tenneco Inc. (the "Company") has filed Registration Statement No. 333-150909 in connection with its contemplated offer (the "Exchange Offer") of up to $250,000,000 in aggregate principal amount of the Company's 8-1/8% Senior Notes due 2015, Series B (the "Exchange Securities") in exchange for and in replacement of the Company's outstanding 8-1/8% Senior Notes due 2015, Series A (the "Initial Securities"). The Company is registering the Exchange Offer in reliance on the position enunciated by the Securities and Exchange Commission (the "Commission") in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

         In connection therewith, the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Securities and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any security holder using the Exchange Offer to participate in a distribution of the Exchange Securities (1) cannot rely on the Commission's position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), or similar interpretive letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

         The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Company's Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to resale transactions, without naming such broker-dealer or the amount of Exchange Securities held by such broker-dealer) meeting the requirements of the Securities Act in connection with any resale of such Exchange Securities. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order

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to participate in the Exchange Offer a provision to the effect that if an exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation also includes a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Company's Registration Statement, on Form S-4 (File No. 333-150909), be accelerated so that the Registration Statement will be declared effective at 12:00 p.m., Eastern Time, on June 2, 2008, or as soon as practical thereafter as previously orally requested.

     In connection with the foregoing acceleration request of the Registration Statement, the Company hereby acknowledges:

     - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

     - The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

     - The Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

     If you have any questions or comments, please do not hesitate to contact Jodi Simala at (312) 701-7920 or Christian Fabian at (312) 701-8573.

         Thank you for your attention to this matter.

                                        Very truly yours,

                                        TENNECO INC.


                                        By: /s/ David A. Wardell
                                            ----------------------------------
                                        Name:  David A. Wardell
                                        Title: Senior Vice President, General
                                               Counsel and Corporate Secretary

cc:  Jodi A. Simala
     Christian W. Fabian



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